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EXHIBIT 12.1

Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years ended December 31					Nine months ended September 30, 2004
	1999	2000	2001	2002	2003
Net Income (Loss) from operations as reported	$(30,801)	$(40,112)	$(20,103)	$(916)	$16,298	$22,215
Add: Fixed charges	56	84	137	165	235	1,303
Earnings as defined	(30,745)	(40,028)	(19,966)	(751)	16,533	23,518
Fixed charges	$56	$84	$137	$165	$235	$1,303
Ratio of earnings to fixed charges(1)	—	—	—	—	70.5	18.0

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 1999 through 2002 by amounts equal to the net loss for the period.

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Digital River, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)